FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of March 2015

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1.           An announcement regarding date of board meeting of Huaneng Power International, Inc. (the “Registrant”); and
2.           An announcement regarding resignation of non-executive director of the Registrant;

Each made by the Registrant on March 10, 2015.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

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DATE OF MEETING OF THE BOARD OF DIRECTORS

The board of directors (the “Board”) of Huaneng Power International, Inc. (the “Company”) announced that a meeting of the Board of the Company will be convened on Tuesday, 24 March 2015, for the purposes of considering and approving the final results announcement of the Company for the year ended 31 December 2014 for publication and considering the recommendation of final dividend, if any, and transacting any other business.

By Order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

As at the date of this announcement, the Directors of the Company are:

Cao Peixi (Executive Director)	Li Zhensheng (Independent Non-executive Director)
Guo Junming (Non-executive Director)	Qi Yudong (Independent Non-executive Director)
Liu Guoyue (Executive Director)	Zhang Shouwen (Independent Non-executive Director)
Li Shiqi (Non-executive Director)	Yue Heng (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Zhang Lizi (Independent Non-executive Director)
Fan Xiaxia (Executive Director)
Mi Dabin (Non-executive Director)
Guo Hongbo (Non-executive Director)
Xu Zujian (Non-executive Director)
Li Song (Non-executive Director)

Beijing, the PRC
10 March 2015

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

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ANNOUNCEMENT ON RESIGNATION OF
NON-EXECUTIVE DIRECTOR

The board of directors (the “Board of Directors”) of Huaneng Power International, Inc. (the “Company”) recently received written resignation reports from Mr. Xu Zujian, non-executive director of the Company. Due to work requirement, Mr. Xu Zujian applied to resign from the position of the non-executive director of the Eighth Session of the Board of Directors of the Company, and to resign as a member of the Remuneration and Appraisal Committee under the Board of Directors. The resignation shall take effect when a new director is elected at the Company’s general meeting.

Mr. Xu Zujian confirms that he has no disagreement with the Board of Directors of the Company and there is no matter relating to his resignation that needs to be brought to the attention of the shareholders and creditors of the Company.

The Board of Directors of the Company is satisfied with the work by Mr. Xu Zhujian during his term of tenure, and pays high regards to the contribution he made towards the development of the Company over the years. It expresses its sincere gratitude to Mr. Xu Zujian.

By Order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Li Zhensheng
(Executive Director)	(Independent Non-executive Director)
Guo Junming	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Li Shiqi	Yue Heng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Zhang Lizi
(Non-executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Mi Dabin
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Li Song
(Non-executive Director)

Beijing, the PRC
10 March 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Du Daming

Name:	Du Daming

Title:	Company Secretary

Date:     March 10, 2015